SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NATIONAL VISION, INC.
(Name of Subject Company)
NATIONAL VISION, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.01, with attached Common Stock Purchase Rights
(Title of Class of Securities)
63845P 10 1
(CUSIP Number of Class of Securities)

Mitchell Goodman, Esq.
Senior Vice President, General Counsel and Secretary
296 Grayson Highway
Lawrenceville, Georgia 30045
(770) 822-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

Copy to:
David A. Stockton, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE
Item 3. Past Contacts, Transaction, Negotiations and Agreements
SIGNATURE

EXPLANATORY NOTE
     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by National Vision, Inc., a Georgia corporation (the “Company”), with the Securities and Exchange Commission on July 28, 2005 (the “Schedule”) relating to the offer by Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and wholly-owned subsidiary of Vision Holding Co., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of the Company, including the associated rights to purchase Series A Participating Cumulative Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Plan dated as of January 27, 1997, as amended, between the Company and American Stock Transfer & Trust Company (together, the “Shares”) at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon upon the terms and conditions set forth in the Offer to Purchase, dated July 28, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal, dated July 28, 2005 (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, are referred to herein as the “Offer”. The Offer is being made pursuant to the Agreement and Plan of Merger, dated July 25, 2005, by and among the Purchaser, Parent and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”) which provides, among other things, that upon completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the “Merger”).
Item 3. Past Contacts, Transaction, Negotiations and Agreements.
     Item 3 of the Schedule is hereby amended and supplemented by adding thereto the following:
     Effect of Merger on Change in Control Arrangements. The change in control agreements, described in “Certain Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company or its Executive Officers, Directors or Affiliates – Change in Control Arrangements” under Item 3 of the Schedule, provide severance benefits in the event of termination of employment under certain circumstances following a change in control of the Company (as defined in the agreements). The circumstances are described in “Certain Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company or its Executive Officers, Directors or Affiliates – Change in Control Arrangements” under Item 3 of the Schedule.
     If such circumstances existed in connection with the Merger and change in control payments became payable, the maximum aggregate amount payable by the Company to the executive officers of the Company as a group would be $5,361,200, consisting of the following payments to each individual executive officer of the Company:

		Change in Control Payment
Name	Positions with the Company	Amount

Reade Fahs	President and Chief Executive Officer	$975,000

J. Bruce Steffey	Executive Vice President, Chief Operating Officer	$768,300

Paul A. Criscillis, Jr	Senior Vice President, Chief Financial Officer	$637,500

Mitchell Goodman	Senior Vice President, General Counsel and Secretary	$639,750

Robert W. Stein	Senior Vice President, Professional and Managed Care Development	$574,500

Paul Gross	Senior Vice President, Marketing and New Ventures	$535,650

Timothy W. Ranney	Vice President, Finance and Treasurer	$435,000

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		Change in Control Payment
Name	Positions with the Company	Amount

Robert E. Schnelle	Vice President, Chief Accounting Officer	$140,500

Desmond Taylor	Senior Vice President, Merchandising	$510,000

Jeff Busbee	Vice President, Human Resources and Corporate Compliance	$145,000

All executive officers as a group (ten persons)		$5,361,200
     Dollar Value of Options Held By Directors and Officers. The aggregate dollar value of the outstanding stock options held by the directors and officers of the Company, assuming a cash-out price of $7.25 per Share, is $2,867,539. The dollar value of outstanding stock options held by each director and officer of the Company, assuming this cash-out price, is as follows:

Name	Number of Options Held	Dollar Value of Options Held*
Reade Fahs	165,600	$1,076,400
Jeffrey A. Snow	28,750	$170,437
B. Robert Floum	45,000	$277,850
James W. Krause	31,250	$191,462
Peter T. Socha	45,000	$277,850
Marc B. Nelson	25,200	$145,964
Paul A. Criscillis, Jr.	22,000	$107,140
Mitchell Goodman	6,750	$46,238
J. Bruce Steffey	39,000	$224,250
Robert A. Stein	6,750	$46,238
Paul Gross	3,000	$18,750
Timothy W. Ranney	6,000	$41,100
Robert E. Schnelle	15,000	$82,200
Desmond Taylor	22,000	$120,560
Jeff Busbee	6,000	$41,100
All directors and executive officers as a group (fifteen persons)	467,300	$2,867,539

*	Dollar value calculated assuming a cash-out price of $7.25 per Share.
Information Statement Attached as Annex A to the Schedule
     The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, attached as Annex A to the Schedule, is hereby amended and supplemented as follows:
     Pursuant to the Merger Agreement, the Offer commenced on July 28, 2005. The Offer is set to expire at 12:00 midnight on Wednesday, August 31, 2005, unless the Purchaser extends it.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL VISION, INC.

	By:	/s/ Mitchell Goodman

Mitchell Goodman Senior Vice President, General Counsel and Secretary
Dated: August 11, 2005

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